Information Submitted Pursuant to Exchange Act Rule 12g3-2(b)(1)(i)

BILLABONG INTERNATIONAL LIMITED (BBG)

82-34921

DOCUMENTS / INFORMATION SUBMITTED	Date	Required By
Appendix 3Y – Change of Director's Interest Notice – P. Naude	27/10/06	ASX
Appendix 3Y – Change of Director's Interest Notice – D. O'Neill	27/10/06	ASX
Chairman's Address to the AGM	27/10/06	ASX
CEO's Address to the AGM	27/10/06	ASX
Outcome of Resolutions from the AGM	27/10/06	ASX


06018475

SUPPL

dlw 11/15



Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

STOCK EXCHANGE ANNOUNCEMENT

27 October 2006

ANNUAL GENERAL MEETING RESOLUTIONS

Billabong International Limited wishes to advise that all resolutions on the Notice of Annual General Meeting were unanimously passed today on a show of hands at the Annual General Meeting of the Company.

In respect of each voted resolution, the proxy summary is as follows:

RESOLUTION 2 – RE-ELECTION OF DIRECTORS - Mr GORDON MERCHANT

Proxies available to vote for the resolution:	107,547,073
Proxies available to vote against the resolution:	1,414,765
Proxies available with open vote (proxy's discretion):	624,038
Total number of proxy votes available to be executed by all proxies validly appointed:	109,585,876
Proxies to abstain on the resolution:	32,276,076

RESOLUTION 3 – RE-ELECTION OF DIRECTORS - Ms COLETTE PAULL

Proxies available to vote for the resolution:	102,981,668
Proxies available to vote against the resolution:	5,354,982
Proxies available with open vote (proxy's discretion):	619,288
Total number of proxy votes available to be executed by all proxies validly appointed:	108,955,938
Proxies to abstain on the resolution:	32,906,014

RESOLUTION 4 – RE-ELECTION OF DIRECTORS - Mr PAUL NAUDE

Proxies available to vote for the resolution:	127,300,406
Proxies available to vote against the resolution:	13,929,810
Proxies available with open vote (proxy's discretion):	580,121
Total number of proxy votes available to be executed by all proxies validly appointed:	141,810,337
Proxies to abstain on the resolution:	50,985

RESOLUTION 5 – REMUNERATION REPORT

Proxies available to vote for the resolution:	138,235,997
Proxies available to vote against the resolution:	2,722,964
Proxies available with open vote (proxy's discretion):	828,599
Total number of proxy votes available to be executed by all proxies validly appointed:	141,787,560
Proxies to abstain on the resolution:	74,392

.../2



ANNUAL GENERAL MEETING RESOLUTIONS (cont'd)

RESOLUTION 6 – AWARD OF SHARES TO Mr DEREK O'NEILL UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	131,545,504
Proxies available to vote against the resolution:	9,082,487
Proxies available with open vote (proxy's discretion):	374,515
Total number of proxy votes available to be executed by all proxies validly appointed:	141,002,506
Proxies to abstain on the resolution:	120,760

RESOLUTION 7 – AWARD OF SHARES TO Mr PAUL NAUDE UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	131,551,478
Proxies available to vote against the resolution:	9,092,183
Proxies available with open vote (proxy's discretion):	374,515
Total number of proxy votes available to be executed by all proxies validly appointed:	141,018,176
Proxies to abstain on the resolution:	104,829

Maria Manning
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

27 October 2006



Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

Chairman's Address to the Annual General Meeting of Members

It was 12 months ago that I stood before you to deliver my first address as Chairman of Billabong International Limited. It came at the end of a particularly buoyant year in which the Company's net profit after tax (NPAT) had grown a remarkable 44.1% and earnings per share (EPS) by 41.9%. I indicated at the time that the growth was a welcome aberration and was likely to return to our historical guidance of around 15% annual EPS growth. It was therefore expected, but nonetheless very satisfying given the higher base, that Billabong International announced NPAT growth of 16.5% and EPS growth of 16.1% in the 2005-06 financial year.

While an excellent result in isolation, it has become somewhat of a custom at this time of year to build the result into a view of the Company's long-term historic performance. What it shows is that those investors who have been with us from our float in August 2000 have, without question, invested in a high-growth business. Incorporating each year since listing, the Company has now achieved compound annual sales growth of 21.8%, compound annual EBITDA growth of 25.6% and compound annual EPS growth of 27.3%. These are certainly commendable numbers.

Benchmarking the long-term performance against other ASX100 companies is a little more difficult given that many companies in the index were not included six years ago. However, you can be confident that the consistency of Billabong International's EPS growth positions the Company amongst the best performing within the index.

This is a significant achievement, as is the development of the Company's international business. I'm not sure the size of our offshore operations is generally understood, so let me give you some clarity here. Sales from regions outside of Australasia now account for some 71.0% of Billabong International's revenue. Importantly, it is those international regions that continue to provide some of the greatest growth opportunities for the Company. The Americas, already Billabong's biggest market in terms of sales, grew 30.4% in local currency terms last year, while Europe, currently the Company's third biggest market, grew sales 20.3% in local currency terms. Exciting growth opportunities remain in both the USA and Europe, as they do in smaller territories such as South America, where sales grew in excess of 60% in the 2005-06 financial year, and various parts of Asia where our business is in its formative stage.

Identifying and maximising these growth opportunities, coupled with the maintenance of the Company's core values and the retention of its large sales base in the more penetrated market of Australia, should see Billabong International build on its proud position as a consistent, long-term performer.

Sitting alongside organic and geographic expansion is growth through acquisitions. Shortly after last year's annual meeting, the Company announced the purchase of a controlling interest in the airport-based beachculture business and the subsequent purchase of the Nixon watch and accessories business. The Nixon purchase was the biggest ever made by the Company courtesy of the fact it was already quite a well developed business, albeit one with significant growth prospects. I am pleased to say the integration into the Group has been very smooth and, given Billabong



International's demonstrated capacity to acquire and grow compatible bolt-on brands, we see some exciting times ahead for Nixon.

I should also note the Company's balance sheet remains extremely healthy so we retain the ability to be opportunistic in relation to future acquisitions.

At an operational level, the 2005-06 year was the first reporting period where the accounts were prepared under the Australian equivalents to International Financial Reporting Standards (AIFRS). These have replaced the prior standards, Australian Generally Accepted Accounting Principles (AGAAP), and necessitated the restatement of the Company's prior year results. This explains some of the differences you will observe if comparing prior year numbers in the 2005-06 annual reports with the reported numbers in the 2004-05 annual reports. Again, I am pleased to say the movement across to AIFRS reporting has been smooth and I acknowledge and congratulate our finance departments for the successful transition.

While on matters pertaining to accounting, the 2005-06 financial year also was the first time the Company's corporate overhead costs were allocated across each of the geographical reporting segments. Previously all of these costs, including international advertising and promotional expenses, were allocated exclusively to the Australasian region. It was fittingly determined that these costs relate to the entire Group and they are now apportioned based on each segment's sales as a proportion of total Group sales. Consequently, prior period figures contained in the 2005-06 accounts have been adjusted to provide you with a meaningful comparison.

As always, continual improvements and refinements were made to the Company's corporate governance policies and practices to ensure greater transparency and general compliance with recommendations from, among others, the ASX Corporate Governance Council. Details relating to corporate governance can be viewed on the Company's corporate website, which I should also note has recently changed to give shareholders a better feel for the overall business. You can view this at www.billabongbiz.com

As you can see, this was an extremely active year in terms of growth, acquisitions and general operational activities. The Company has emerged in fine shape and I take this public opportunity to thank and congratulate all staff for their contributions in what was another remarkable year.

Prior to returning to the agenda items I would like to take this opportunity to advise shareholders that Director Gary Pemberton has informed me he will not seek re-election to the Board next year and will likely stand down from his current position in the first quarter of calendar 2007. Gary was the founding Chairman of Billabong International Limited and his fine counsel helped steer the Company through a period of extraordinary growth. I would like to ask shareholders to join me now in congratulating Gary for his contribution to the Company to date.

I will now return to the formalities of the meeting.

STOCK EXCHANGE ANNOUNCEMENT

27 October 2006



Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

Chief Executive Officer's Address to the Annual General Meeting of Members

Good morning and thank you all for your attendance.

Today we are here to formally report on another record year for the company and one in which we surpassed more than $1 billion in reported sales for the first time. As indicated at the release of the annual results back in August, the Company achieved a net profit after tax of $145.9 million and EBITDA of $235.2 million. Pleasingly, the result is starting to illustrate the impressive gains in the international side of our business. Reported sales in the Americas of $521.9 million represented more than 50% of our revenue, while reported sales in Europe of $201.1 million represented approximately 20% of revenue.

The international growth of the Company is an aspect of the business in which we are particularly proud. Our company started in 1973 as a purely Australian business and for much of the first two decades the domestic operations were by far the largest contributor to revenue. Even when I addressed you in this forum 12 months ago, our Australasian business – which incorporated Australia, Japan and New Zealand – still accounted for 32.8% of sales. While the Australasian business continues to record sales growth, stronger growth from key international territories has seen the Australasian revenue contribution trimmed to 29.0%. You can expect this trend to continue and in the current financial year we may see business from outside Australasia contribute in the order of 75% of our sales. While this is expected to lead to some minor margin dilution, given the larger contribution from slightly lower margin areas, it serves to underline the true international scale of the Billabong International business. The Company's brands can now be found in more than 100 territories and, as each remains under-represented in the majority of regions in which we operate, we remain well positioned to maintain our strong growth.

The Billabong brand remains the mainstay of the business, contributing in excess of 60% of revenue and providing the Company with a stable foundation on which future growth can be built. It is being well supported by the element brand, which accounts for some 16% of sales, while the Company's other brands – Von Zipper, Nixon, Kustom, Honolua and Palmers Surf – are each making valuable and growing contributions. In short, we are building a portfolio of strong brands and our proven capacity to support, market and, ultimately, use our global operational skills to develop each one provides the Company with a strong platform for ongoing growth.

Another area of growth for the Company is our own retail network. Again, 12 months ago we had just 64 company-owned retail stores and 22 licensed stores. In the 2006 year this lifted to 110 company-owned stores and 43 licensed stores, with revenue from these accounting for in excess of 10% of Group sales. Further store openings are in the planning and, in fact, our first Beachworks store outside of the USA is about to open in England as part of an expected wider rollout. Such retail provides an enhanced opportunity for the Company to capitalise on existing marketing initiatives and brand awareness in areas where we feel our brands are currently under-represented.



In relation to developments post June 30, I can also report today that we have reached in principle agreement for the licensed Billabong business in Singapore to be converted into a company-owned operation. This is part of a business building phase in Asia and follows a similar move in Indonesia earlier this year, the opening of the first retail store in Singapore in July and the opening of the first Billabong retail store in Hong Kong as part of the recently-signed distribution agreement with Li & Fung. Such initiatives have an initial upfront cost, but allow us to better manage and support our brands as we expand further into emerging territories. I should note that existing areas already under the Company's direct control are Australia, New Zealand, Indonesia, Japan, the USA, Canada, Brazil, Peru, Chile and Europe.

I'll now move on to my view for the remainder of the year.

As I have indicated on several occasions, our remarkable sales and profit growth in Australasia in the 2005 year set us a significantly higher base from which future results would be judged. That the Company managed to hold the gains in 2006 in a slowing domestic market was pleasing. Against this background, given the softer conditions in Australia and the aforementioned Asian investment, it is anticipated the Australasian region will record a mid to high single digit rise in sales but will be flat at the EBITDA level in the 2007 year and slightly negative at the EBITDA level in the first half. The full-year impact on the Group, however, is expected to be more than offset by the continued strength of the Company's other international business.

Both the Americas and Europe are demonstrating excellent growth and our brands are maintaining their strong momentum. This, combined with our forward orders, gives us the confidence to reconfirm our earnings guidance.

Overall, this pattern of strongly performing regions offsetting areas of slower growth is one with which the Company is both familiar and well structured to manage. Our team sees tremendous opportunities ahead and remains confident in its ability to maintain the Company's position as a consistent, long-term performer in the delivery of real shareholder value.

Again, thank you for your attendance and your ongoing support as shareholders of Billabong International Limited. I'll now hand you back to the Chairman.


SEC MAIL
Rule 3.19A.
RECEIVED
NOV 13 2006
WASH., D.C.
PROCESSING
213
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	19 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 October 2006
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 457,572 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) **1,037,117 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	44,123
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	469,049 (ANZ Nominees Limited) 457,572 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **1,081,240 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 27 October, 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


NOV 13 2006
213
SECTION
PROCESSING

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	20 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 October 2006
No. of securities held prior to change	1,847,845 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) **1,958,341 TOTAL FULLY PAID ORDINARY SHARES** 8,334 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **8,334 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	41,917
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	1,847,845 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **2,000,258 TOTAL FULLY PAID ORDINARY SHARES** 8,334 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **8,334 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 27 October, 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.